July 23, 2020

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	MARATHON PATENT GROUP, INC.
Registration Statement on Form S-1 (Registration No. 333-239534)
Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as managing underwriter for the above-referenced offering, hereby concurs in the request by Marathon Patent Group, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:15 P.M. Eastern Time on Thursday, July 23, 2020, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Edward D. Silvera
Name:	Edward D. Silvera
Title:	Chief Operating Officer

430 Park Avenue | New York, New York 10022 | 212.356.0500

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